Exhibit 99.4

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

December 31, 2008

(expressed in Canadian dollars)

UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2008
(Information as at March 18, 2009 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2008, 2007 and 2006.  Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on March 18, 2009.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable. Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  This change has been applied retroactively and all comparative amounts in this Management’s Discussion and Analysis (“MD&A”) have been restated to give effect to this change.  These changes are discussed more fully under the heading “Changes in Accounting Policies Including Initial Adoption”.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Information

This Management’s Discussion and Analysis contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a US Nuclear Regulatory Commission (“NRC”) Source Material License, Wyoming Department of Environmental Quality (“WDEQ”) Permit and License to Mine and other necessary permits related to Lost Creek; (iii) Lost Creek and Lost Soldier will advance to production and the production timeline at Lost Creek scheduled for late 2010; (iv) production rates, timetables and methods at Lost Creek and Lost Soldier; (v) the Company’s procurement plans and construction plans at Lost Creek; (vi) the licensing process at Lost Soldier which efforts are expected to be streamlined; (vii) the timing, the mine design planning and the preliminary assessment at Lost Soldier; (viii) the completion and timing of various exploration programs and (ix) the regulatory issues with the Thelon Basin Properties and related exploration.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with start up),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s shares price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment company" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com and with the US Securities and Exchange Commission at www.sec.gov.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves. The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.  The Company is currently in the process of permitting its Lost Creek property.  As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fourteen properties.  Of those fourteen properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include two properties in the Shirley Basin, one property in the Greater Black Hills, and one property in the Powder River Basin; (ii) Arizona, USA where the Company has acquired a property in Yuma County; (iii) the Thelon Basin, Northwest Territories, Canada, where it has three properties; and (iv) Baker Lake Basin, Nunavut, Canada, where it has one property.

Selected Information

The following table contains selected financial information as at December 31, 2008 and December 31, 2007.

	As at December 31, 2008 $	As at December 31, 2007 $ (As restated)
Total assets	101,533,965	110,931,322
Liabilities	3,256,634	2,092,296
Net assets	98,277,331	108,839,026

Capital stock and contributed surplus	157,118,019	149,826,129
Deficit	(58,840,688)	(40,987,103)
Shareholders’ equity	98,277,331	108,839,026

The following table contains selected financial information for the years ended December 31, 2008, 2007 and 2006 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2008.

	Year Ended December 31, 2008 $	Year Ended December 31, 2007 $ (As restated)	Year Ended December 31, 2006 $ (As restated)	Cumulative from March 22, 2004 to December 31, 2008 $ (As restated)
Revenue	Nil	Nil	Nil	Nil
Total expenses(1)	(25,967,711)	(22,959,356)	(12,395,814)	(70,879,783)
Interest income	2,494,445	2,816,398	629,724	6,078,439
Foreign exchange gain (loss)	5,656,319	(806,420)	(177,141)	5,568,239
Other income (loss)	(36,638)	-	-	(36,638)
Loss before income taxes	(17,853,585)	(20,949,378)	(11,943,231)	(59,269,743)
Recovery (loss) of future income taxes	-	429,055	-	429,055
Net loss for the period	(17,853,585)	(20,520,323)	(11,943,231)	(58,840,688)

(1) Stock based compensation included in total expenses	(4,567,206)	(6,138,922)	(3,505,517)	(14,762,197)

Loss per common share: Basic and diluted	(0.19)	(0.24)	(0.20)
Cash dividends per common share	Nil	Nil	Nil

The Company has not generated any revenue from its operating activities from inception to date.  The Company’s expenses include costs for general and administrative expense, exploration and evaluation costs, development expense and write-off of mineral property costs.  The Company has recorded significant stock-based compensation costs which were included in total expenses. Acquisition costs of mineral properties are capitalized.  Exploration, evaluation and development expenditures, including annual maintenance and lease fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Overall Performance and Results of Operations

From inception to December 31, 2008, the Company has raised total cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $141.2 million.  As at December 31, 2008, the Company held cash and cash equivalents, and short-term investments of $65.0 million.  The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. The Company has made significant investments in mineral properties and exploration, evaluation and development expenditures.

Mineral Properties

During the year ended December 31, 2008, the Company expended cash of $0.9 million (2007 – $1.4 million) on mineral property costs.  The most significant component of these costs is staking and claim costs associated with the acquisition of the mineral properties primarily located in the United States.  The Company’s mineral properties are located in Wyoming, USA, Arizona, USA, Northwest Territories, Canada, and Nunavut, Canada.

Revised Method of Acreage Calculation

Previously, as related to its projects in the United States, the Company utilized rounded estimates of mining claim mineral acreage based upon number of claims staked multiplied by an estimated standard claim size of 20.66 acres per claim.  Recently, the Company upgraded and converted its land management system processes to begin calculating mining claim mineral acreage primarily using mapping software which permits more accurate approximations.  By way of example, mining claims normally are staked to overlap on adjacent property to eliminate the possibility of gaps and can cover an area larger than actually controlled; as well, claims deliberately may be staked smaller than standard size to cover gaps.

Wyoming, USA Properties

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.  During 2006, 17 cased monitoring and pump test wells were completed on the property, and initial testing was completed.

The 2007 drilling program included 58 additional monitor and pump test wells, two water wells and a total of 195 delineation drill holes. This program enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering assessments; for the State of Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the ore body.

In October 2007, the Company submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application was a two-year process. In February 2008, the Company requested that the NRC application for its Lost Creek project be withdrawn to enable the Company to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses.  In March 2008, the Company re-submitted the Source Material License application to the NRC.  In June 2008, the NRC notified the Company it deemed the Lost Creek application complete. The NRC thereafter commenced its detailed technical and environmental review of the Company’s application.

In 2007, the Company also submitted the Lost Creek Mine Permit Application to the WDEQ. Individual mine unit applications for each well field will be submitted to cover each mine unit or well field that will be produced on the Lost Creek project.  In May 2008, the Company received notice from the WDEQ that the agency found the application to be complete and authorized the Company to proceed with formal Public Notice of the application, which was subsequently completed on a timely basis by the Company.

Throughout the latter part of 2008 and, to date, in 2009, the Company has been responding to requests from both agencies for additional information, which is part of the routine process toward completion of the technical and environmental reviews of the applications.

In February 2008, an in-house economic analysis on the Lost Creek project was completed by the Company’s engineering team. An independent technical report under NI 43-101 was subsequently prepared by Lyntek Inc.  The purpose of the report was to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The resulting base case in the preliminary assessment prepared by Lyntek returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.

In September 2008, the Company announced an update to the Lost Creek permitting and production timeline based on further licensing guidance from the NRC.  Based upon an NRC release of updated guidance on its expected publication of a final Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities ("GEIS") in a July 28, 2008 Federal Register notice (Vol.73, No. 145), the NRC revised its expected publication date from January 2009 to June 2009.

In early September 2008, the Company conducted meetings with senior officials of the NRC to confirm how the revised GEIS completion date would affect the timing of the issuance of licenses to presently pending applicants, including Lost Creek.  As a result of the meetings, Ur-Energy revised its expectation for the issuance of the Lost Creek's NRC license from second quarter 2009 to fourth quarter 2009. First production from the Lost Creek project is now anticipated to occur in the second half of 2010.

The exploration and development program for 2008 at Lost Creek was designed to further delineate known resources, explore the permit area for additional resources outside of the known areas, and to install the monitoring wells required for the first mine unit.  The program included the following activities:

•	Drilling as follows:
o	300 delineation holes within the proposed mine unit area to provide detailed definition of the extent of minable uranium resources.
o	99 exploration holes were drilled to test for potential extensions of mineral trends. Drill hole depths ranged from 600 to 1,000 feet (183 to 305 meters).
o	48 cased monitor and pump test wells were installed within and surrounding the first proposed mine unit. These wells will be utilized for production monitoring.
o	Ten regional baseline wells were also installed at the request of the WDEQ. The average well depth is approximately 450 feet (137 meters).
o	Two water supply wells were drilled, cased and completed.
•
The program employed seven contract drill rigs throughout much of the six-month drilling program.  Geophysical logging units were also contracted to provide measurements of down-hole equivalent uranium mineralization.  These were complemented by Ur-Energy’s Prompt Fission Neutron “PFN” logging truck, capable of providing down-hole chemical uranium measurements.

•
Core samples from several holes were obtained.  Chemical uranium analyses of the core samples have been conducted, and will be used as referee and quality control measurements to be compared to the down-hole logging measurements of mineralization.  Leach testing will also be conducted on selected core samples. All wells were cased in accordance with WDEQ guidelines and regulations; plugging and permanent abandonment of all uranium exploration and delineation boreholes was completed.

•	Surveys of soils and geotechnical borings were conducted to assist in the evaluation of plant and road facilities design.

Following the 2008 drilling program, Ur-Energy personnel oversaw the drilling of a deep test well at Lost Creek. The well will be utilized to test the stratigraphy and groundwater quality for purposes of permitting future disposal well(s) to support site operations.  The well reached a total depth of 9,894 feet (3,016 meters), on December 17, 2008 and was then cased.  Additional well data will be obtained in 2009 to support the Company’s permitting activities. Also during fourth quarter of 2008, the Company completed the pump testing of the monitor wells associated with the first mine unit.

During 2008, the Company purchased and mobilized operational equipment, including:  backhoes, a water truck, a forklift, light and heavy trucks, trailers, offices, a hose reel, generators and cementers.  In 2009, the Company’s engineering staff, assisted by TREC Engineering, has completed the detailed designs and specifications for all components of the Lost Creek ISR Plant and Mine Unit # 1.  Requests for bids are being prepared to be provided to vendors and contractors.  Procurement will be ongoing throughout 2009.  Construction at the Lost Creek site will begin upon receipt of the necessary permits.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055% as an inferred resource.  The Company maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  Of these 143 mining claims at Lost Soldier, 60 new claims were staked in 2008 for mine engineering design purposes.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

All environmental baseline studies were completed in 2007.  In January 2008, the Lost Soldier deposit was turned over to the Company’s engineering staff for detailed engineering evaluation and study, which has been ongoing.  Subsequently, in late 2008, members of the geology staff have commenced in-depth studies which focus on detailed mapping of the roll-front geology.  These studies will then be followed by detailed mine design planning, and a preliminary assessment, all of which are expected to proceed in 2009.

In March 2008, the Company had requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC.  The Company has since determined it will submit the applications to the NRC and WDEQ as amendments to the Lost Creek licenses, after they are issued by those agencies.  It is anticipated that the Lost Soldier licensing effort will be streamlined and more efficient as a satellite facility to the Lost Creek project.

Other Wyoming Properties

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In January 2009, the Company completed an agreement reducing an existing royalty on claims and an area of interest arising from transactions dating back to 2006.  With regard to the EN project, and three other areas, the Company was able to eliminate the area of interest and to reduce the royalty from two percent (2%) to one percent (1%) on certain specified mining claims.  In a related transaction, the Company purchased 66 new claims which have become a part of the EN project, bringing that project to a total of 533 mining claims, together with one state mining lease.

Also in 2008, additional exploration data was obtained by completing over 746 miles (1,200 kilometers) of airborne geophysical surveys in Wyoming.  The Company put other drilling programs, including for the LC North and North Hadsell projects, on hold in order to advance the development of the Lost Creek project. Also as a result of budgetary controls, the Company dropped exploration lands in South Dakota containing over 72,000 acres prior to additional costs of retention being incurred.  As of the end of 2008, the Company maintains approximately 65,000 mineral acres in Wyoming.  During 2008 and into 2009, an in-house team of geologists has continued to evaluate the extensive well log and exploration database owned by the Company for generating new exploration targets.

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development on its Bootheel and Buck Point properties, in the Shirley Basin, Wyoming, for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, Uradco (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Company contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin. Target is earning into a 75% interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Company, all within a four-year earn-in period.    With the completion earlier in 2008 of agreements for additional rights and leased lands, the total project covers defined areas of approximately 8,524 gross, and 7,895 net, mineral acres. (The statement of net mineral acres with regard to the Bootheel property arises as a part of the 2008 agreements to which the lessor has a 75% mineral interest.)

Target timely issued its second installment of stock (25,000 shares) and confirmed its completion of the first year’s required exploration expenditures.  In 2008, Target also completed a 50,000 foot (15,250 meter) drilling program on the Bootheel property of the Project. The purpose of the program was to bring the historic resources in  NI 43-101 compliance. In January 2009, Target announced that it had completed the acquisition of the final historic data package in behalf of the Bootheel Project.  The data package, purchased from Cameco Corp., comprises data from approximately 290,000 feet of drilling carried out by Cameco, Kerr McGee and Uradco. The data acquired includes not only geological logs but also gamma logs containing equivalent uranium (eU3O8), values. This industry standard method of using eU3O8 indicates the amount of uranium present as determined by measuring gamma radiation using a down-hole probe.

The Company has made the data it acquired earlier from PRI covering the Bootheel and Buck Point properties (see discussion above), and certain other data, available to the Bootheel Project.  PRI retained a royalty of 1% on future production of uranium and associated minerals from certain lands in the Bootheel Project.

In February 2009, Target issued 50,000 additional shares of its stock to the Company to complete the stock-based earn-in obligations (third and fourth installments) of the operating agreement of the Bootheel Project.

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately  4,570 mineral acres.

Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company has been completed.  Before Trigon's decision not to proceed, it had contracted, as Manager of Hauber Project, for several outside geologic and hydrologic analytical projects, which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further in-house analysis of these reports is underway.

Canadian Properties and Interests

Screech Lake Property, Thelon Basin

In 2006, an environmental screening study was completed on the Screech Lake project and an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. In 2007, the environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Company received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. Discussions with the Minister and other interested parties led the Company to conclude that the rejection was influenced, in part, by land claims issues between First Nations groups and the Federal government, and to a lesser extent, environmental concerns related to caribou migration routes and timing of a drill program.  In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

Throughout 2008, the Company continued its ongoing discussions with First Nations groups and Aboriginal-owned business corporations to secure an exploration agreement which would allow the Company to proceed with re-filing of a drilling proposal and application for land use permit.

Bugs Property, Baker Lake Basin

In September 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property initially consisted of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin.  In 2008 the Company staked an additional eight mineral claims, which together total approximately 45,000 acres (approximately 18,000 hectares).

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. In 2007, one of the seven targets was examined; the remaining targets were examined and prioritized during the 2008 summer program by radon sampling techniques, prospecting and rock sampling. This work led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.

Six drill holes were completed from late August to mid September of 2008, for a total of 2,905 feet (885 meters).    The program was terminated early due to problems with drilling equipment.  Results of the program are being evaluated by the Company. The Company incurred total exploration and acquisition costs of approximately $2.0 million during the 2008 program.  As a part of this program, the Company utilized funds from the flow-through financing it raised in March 2008.  See Financing Transactions, below.

Other Canadian Interests

In 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to the Mountain Lake and Dismal Lake West properties (together, comprising 58 claims).  Pursuant to the option agreement, Triex obtained a 100% interest in the properties in September 2007.  The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

2008 Expenses Compared to 2007

Total expenses for the year ended December 31, 2008 were $26.0 million as compared to $23.0 million in 2007.  Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

Overall, 2008 total expenses increased $3.0 million as compared to 2007.  The increase in total expenses was primarily due to increased expenditures on the Company’s exploration and development projects, the continued expansion of the Littleton, Colorado and Casper, Wyoming offices, and increases in non-cash amortization of capital assets and write-off expenses.  The increase in total expenses was partially offset by a decrease in non-cash stock based compensation expense.

Exploration, evaluation and development expenditures increased $3.1 million in 2008, primarily due to the transition of the Company’s Lost Creek property from the evaluation stage to the development stage.  During 2008, the Company spent approximately $1.9 million in evaluation activities and $8.8 million in development activities related to the Lost Creek property, which were expensed in accordance with the Company’s revised accounting policies.  Additionally, the Company incurred significant expenditures on other exploration and evaluation properties including the Bugs property in Canada and the Lost Soldier property in the United States.

General and administrative expense relates primarily to the Company’s administration, finance, investor relations, land and legal functions in Littleton, Colorado.  During 2008, the Company continued to expand the Casper, Wyoming office.  The Company strengthened key staffing areas adding eight positions primarily aimed at enhancing operating expertise at the Casper office.  Accordingly, the Denver and Casper offices were also expanded to accommodate and support the staffing additions.

During the year, the Company recorded significant non-cash stock based compensation expenses related to stock options.  In September 2008, the Company gave the holders of options with an exercise price of $4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.  Including the above, for 2008, stock based compensation expenses of $4.6 million (2007 – $6.1 million) were included in total expenses.  These non-cash expenses represent approximately 18% of total expenses (2007 – 27%).

During the third quarter of 2008, the Company relinquished leases associated with the Harding and Fall River projects in South Dakota and wrote-off the approximately $0.3 million in costs related to these projects.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the year ended December 31, 2008, the Company earned interest income on these investments of $2.5 million, as compared to $2.8 million in 2007.  After the May 2007 bought deal financing and the March 2008 private placement, the Company’s average cash resources increased significantly.  However, the Company does not generate any revenue from operating activities and its average cash resources, and the resulting interest income, have declined since the two financings were completed.

During the year ended December 31, 2008, the Company recorded a net foreign exchange gain of $5.7 million as compared to a $0.8 million loss during the same period in 2007.  This 2008 net foreign exchange gain arose primarily due to cash balances held in U.S. dollar accounts as the U.S. dollar strengthened relative to the Canadian dollar during the period, while in 2007 the U.S. dollar declined in value relative to the Canadian dollar.

Income Taxes

In 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that it is not yet more likely than not that these losses, and prior years’ loss carryforwards and other tax assets will be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

In 2007, the Company also recorded losses in both jurisdictions against which full valuation allowances were applied, except in respect of the Company’s ISL subsidiary.  The Company acquired ISL in 2004 and recorded a future tax liability upon the acquisition related to the difference between management’s estimate of the tax basis and the fair value assigned to the assets acquired.  In 2007, management filed tax returns for ISL for the pre-acquisition period and established additional tax basis for the ISL assets and consequently recorded a reduction in the future tax liability related to these assets.

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2008 were $0.19 (2007 – $0.24).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

2007 Expenses Compared to 2006

Total expenses for the year ended December 31, 2007 were $23.0 million as compared to $12.4 million in 2006.  Total expenses include general and administrative expense, exploration and evaluation expense, development expense and write-off of mineral property costs.

General and administrative expenses were $1.8 million higher than in 2006.  The majority of the increase in general and administrative expense was due to stock option related charges as discussed below.  The balance of increased general and administrative costs related primarily to expansion of the Littleton, Colorado office and related staff costs for finance, legal and support personnel.

During the year ended December 31, 2007, the Company recorded significant non-cash stock based compensation charges related to stock options. In total, expenses recorded related to stock options were $6.1 million as compared to $3.5 million in 2006. These non-cash charges to expense represent approximately 27% of total expenses (2006 – 28%).

Exploration and evaluation expense increased significantly during 2007 as the Company rapidly advanced its Lost Creek and Lost Soldier properties in Wyoming.   During 2007, the Company spent approximately US$8.5 million for exploration activities on these two properties.  The Company also spent significant amounts on other exploration properties including the Screech Lake in Canada.

During the fourth quarter of 2007, Company management decided not to proceed with funding of any additional exploration of the Titan R-Seven and Rook I properties.  Accordingly, the Company wrote off approximately $34,000 in related mineral property costs.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. During the year ended December 31, 2007, the Company earned interest income on these investments of $2.8 million (2006 - $0.6 million).  Interest income was significantly higher in the third and fourth quarters of 2007 as the proceeds of the bought deal financing were invested from early May through to the end of the year.

During the year ended December 31, 2007, the Company recorded a net foreign exchange loss of $0.8 million (2006 - $0.2 million).  This net foreign exchange loss arose primarily due to cash balances held in U.S. currency as the Canadian dollar strengthened relative to the U.S. dollar during the period from September to November 2007.  During the first and second quarters of 2007, the Company experienced gains on the U.S. dollar denominated New Frontiers obligation.  The obligation was fully repaid during the second quarter of 2007.

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2007 were $0.24 (2006 – $0.20).  For the years ended December 31, 2007 and 2006, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2008, the Company had cash and cash equivalents, and short-term investments of $65.0 million, a decrease of $11.3 million from the December 31, 2007 balance of $76.3 million.  The Company's cash resources are invested with major banks in Canada and United States in guaranteed investment certificates, certificates of deposit, bankers' acceptances, and money market accounts.  During the year ended December 31, 2008, the Company used $10.5 million to fund operating activities, spent $3.5 million on investing activities, and generated $2.7 million from financing activities.

During the year ended December 31, 2008, the Company invested cash of $3.5 million in mineral properties, bonding deposits, capital assets and design work on the Lost Creek plant.  The majority of these expenditures went toward bonding deposits and the purchase of capital assets.  The capital asset purchases were primarily for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share raising gross proceeds of $2.8 million.  Total direct share issue costs were $0.1 million.  During the year ended December 31, 2008, the Company realized cash proceeds of $0.1 million from the exercise of previously issued stock options.  In September 2008, the Company gave the holders of options with an exercise price of $4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Therefore, as at December 31, 2008, the Company had outstanding a total of 6,228,700 stock options with a weighted-average exercise price of $1.95 per option.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash flow from operations until it is successful in commencing production from its properties.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

The Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share on March 25, 2008 and raised gross proceeds of $2.8 million.  Total direct share issue costs were $0.1 million.

On November 7, 2008 the Company’s board of directors approved the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Although the Rights Plan took effect immediately, in accordance with the TSX requirements, the Company will seek approval and ratification by its shareholders at the next annual and special meeting of shareholders on April 28, 2009.  If the Rights Plan is not ratified, the Rights Plan and all of the Rights outstanding will terminate.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
Common shares	93,243,607	92,171,607
Warrants	-	-
Compensation options	-	-
Stock options	6,228,700	8,010,700
Fully diluted shares outstanding	99,472,307	100,182,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short term investments include Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.75% to 3.25% and mature at various dates up to April 30, 2009.  These instruments are maintained in financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $64.6 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2008, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2008 the Company’s liabilities consisted of trade accounts payable of $2,265,058, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-

term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$26.5 million (US$18.4 million as at December 31, 2007) and had accounts payable of US$1.7 million (US$1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.0 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having year end cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2008.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the years ended December 31, 2008 and 2007, the Company did not participate in any material transactions with any related parties.

Proposed Transactions and Listing Application Approval

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

In January 2008, the Company filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Company and filed an application to list the common shares with the American Stock Exchange, LLC (“AMEX”).  The application was subject to review by the AMEX, and on July 18, 2008, the AMEX approved for listing the common shares of the

Company.  Trading of the common shares of the Company on the AMEX (now the NYSE Amex) commenced on July 24, 2008 under the symbol “URG”.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company assesses the possibility of impairment in the net carrying value of its mineral properties when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable.   Given the current disruption and uncertainty in the global economy, and the decrease in the Company’s share price over the last year, management reviewed all of its significant mineral properties for potential impairment.

For the Company’s Lost Creek and Lost Soldier properties, management calculated the estimated undiscounted future net cash flows relating to these properties as a single asset group as the Company expects to mine the Lost Soldier property as a satellite facility, licensed through an amendment to the Lost Creek permits, and using the Lost Creek plant.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

The Company’s estimates of indicated resources depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis.  The operating, capital and reclamation costs are based upon similar production plants and current capital budgets for the project. The uranium prices used are based on current long term contract prices and external consensus prices which for uranium vary between US$50 and US$70 per pound.  By their very nature there can be no assurance that these estimates will actually be reflected in future construction or operation at the projects.

Management’s estimate of the undiscounted cash flows related to these mineral properties exceed their carrying value, therefore management concluded that the assets passed step 1 of the asset impairment test prescribed under generally accepted accounting principles, and therefore no write-down of these assets was recorded. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

For the Company’s other properties, reliable cash flow forecasts cannot be made at this time.  Management therefore tested these for impairment by comparing their carrying values to their estimated fair value based on non-NI 43-101 compliant resource estimates of indicated resources and a value of US$2 per pound in the ground.  Management also considered the results of current exploration activities on the properties and future exploration plans and expenditures by both the Company and, in the case of the Bootheel Project, Target, to assess whether these were inconsistent with other indicators of fair value.  Based on the above, management concluded that the fair value of these properties exceeded the carrying amount and no impairment charges were recorded.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

Exploration and Development Expenditures

In December 2008, the Company changed its policy for accounting for exploration and development expenditures.  In prior years, the Company capitalized all direct exploration and development expenditures.  Under its new policy, exploration, evaluation and development expenditures, including annual exploration license and maintenance fees, are charged to earnings as incurred until the mineral property becomes commercially mineable.

Management considers that a mineral property will become commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits will be capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.  Management believes that this treatment provides a more relevant and reliable depiction of the Company’s asset base and more appropriately aligns the Company’s policies with those of comparable companies in the mining industry at a similar stage.

The Company has accounted for this change in accounting policy on a retroactive basis.  Balance sheet amounts as at December 31, 2007 were restated as follows: deferred exploration expenditures were reduced by $26.4 million, future income taxes liabilities were reduced by $0.7 million, share capital increased by $2.2 million and the accumulated deficit increased by $27.9 million.  The comparative operating results for the year ended December 31, 2007 and 2006 were also restated as follows:  expenses increased by $11.4 million and $6.4 million, recovery of future income taxes decreased by $2.1 million and $0.5 million, net loss increased by $13.5 million and $6.9 million, and loss per common share increased by $0.16 and $0.11, respectively.  The cumulative operating results for the period from March 22, 2004 to December 31, 2007 were restated as follows:  expenses increased by $24.9 million, recovery of future income taxes decreased by $3.0 million, and net loss increased by $27.9 million.

The Company will continue to capitalize the acquisition costs of mineral properties and capital assets.

New Accounting Standards

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure.
•	Section 1400, General Standards on Financial Statement Presentation. This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern. The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2008.

Internal Controls over Financial Reporting

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (“ICFR”).  The Chief Executive Office and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s ICFR and, based upon this assessment, concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board ("AcSB") announced that the requirement for publicly-accountable companies to adopt International Financial Reporting Standards (“IFRS”), will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

During 2008, the Company scheduled an IFRS diagnostic study to assess the impact of the transition to IRFS on the Company’s accounting policies and to establish a project plan to implement IFRS.  Following this initial diagnostic step, which will be conducted during 2009, the Company will proceed to make a determination of the impact of transition to IFRS on its financial statements and systems, if any.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 18, 2009 which is filed on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Directors and Officers

Jeffrey T. Klenda, B.A. –Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. BA – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT &   Administration
Paul G. Goss, J.D., MBA – Corporate Counsel and Corporate Secretary

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: McCarthy Tétrault The Chambers, Suite 1400 40 Elgin St Ottawa, Ontario K1P 5K6 Phone: (613) 238-2000

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE
NYSE Amex: URG

Independent Auditor
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto
Registrar and Transfer Company (Co-Transfer Agent and Co-Registrar), New York